Exhibit 99.2

ERMENEGILDO ZEGNA GROUP KICKS-OFF 2023 WITH STRONG FIRST QUARTER REVENUES1

•First Quarter 2023 revenues1 of €428.3 million, up 13.4% year-over-year2, and up 13.1% at constant currency3. Excluding the impact from Tom Ford Products, revenues were up 19.1% year-over-year and up 18.9% at constant currency.

•Direct-to-Consumer Revenues for both ZEGNA and Thom Browne rebounded strongly, up 24.9% year-over-year and up 25.1% at constant currency.

•All regions showed strong underlying momentum, including the Greater China Region which was up by 15.9% year-over-year and up 17.2% at constant currency.

April 20, 2023 – MILAN—(Business Wire)—Ermenegildo Zegna N.V. (NYSE: ZGN) (“Zegna Group,” the “Group,” “Zegna,” or the “Company”), owner of the ZEGNA and Thom Browne brands, today announced unaudited revenues of €428.3 million for the first quarter of 2023, an increase of 13.4% year-over-year and 13.1% at constant currency. As previously disclosed, the licensing agreement for the production and worldwide distribution of luxury men’s ready-to-wear and made-to-measure clothing, footwear, and accessories under the TOM FORD brand expired with the deliveries of the Fall/Winter 2022 collection, and a supply agreement to act as the exclusive supplier for certain Tom Ford menswear products commenced starting with the Spring/Summer 2023 collection (the revenues from the expired licensing agreement and the supply agreement are henceforth referred to as revenues from “Tom Ford Products”). Excluding the impact from Tom Ford Products, revenues were up 19.1% year-over-year and up 18.9% at constant currency.

Ermenegildo “Gildo” Zegna, Chairman and CEO of the Zegna Group, said: “We started 2023 with an encouraging upswing led by further reopening in the Greater China Region following COVID-19-related restrictions. We also saw robust growth across our business in the United States and Europe driven by our own retail. For ZEGNA growth was driven by a healthy increase in productivity, which is one of our strategic priorities. This ongoing strength underscores the success of both our brands as well as the value of our vertically integrated Luxury Textile Platform, which has allowed us to scale up our internal manufacturing and production capabilities.”

“The successful ZEGNA rebranding has further embedded the brand as a frontrunner in the luxury market, and a leader in 'quiet luxury'. As we focus on continuing to grow, we remain determined to provide our customers with the best and highest-touch client experience – one that they would expect based upon the quality of the products we offer. Motivated by this mission, we launched ZEGNA X, a digital ecosystem and customization tool which bridges the gap between our physical stores and digital channels, allowing our customers to interact with the brand in unprecedented ways.”

He added: “We remain mindful of the ever-changing global environment. As the year progresses, we continue to relentlessly execute Our Road strategy to achieve our medium-term ambitions. Last but not least, we look forward to completing the TOM FORD FASHION business transaction alongside The Estée Lauder Companies, which we anticipate to close in the second quarter and start operating the business under a long-term licensing agreement with The Estée Lauder Companies.”

Select Highlights for the Three Months Ended March 31, 2023 and Recent Events

•Strong revenue growth

◦The Group recorded revenues of €428.3 million in the first quarter of 2023, an increase of 13.4% year-over-year. Revenue growth was strong across all regions, driven by direct-to-consumer (DTC) strength in both ZEGNA and Thom Browne. Both segments saw revenue growth: ZEGNA by 12.6% and Thom Browne by 15.4% year-over-year. The strength of the Group’s DTC channel is a testament to the soundness of the Group’s strategy and the ongoing desirability of its brands.

◦The healthy year-over-year progression of Group revenues comes despite the negative impact from Tom Ford Products on overall revenue growth of 5.6% for the quarter. Excluding the impact from Tom Ford Products, revenues for the quarter were up 19.1% year-over-year (18.9% at constant currency). During the second quarter of 2023, the Group expects to complete the TOM FORD FASHION business transaction alongside The Estée Lauder Companies and begin operating the TOM FORD FASHION business under a long-term licensing agreement with The Estée Lauder Companies.
1 Throughout this press release, revenues for the first quarter 2023 and the first quarter 2022 are unaudited.
2 Throughout this press release, growth rates refer to year-over-year growth on a current currency basis, unless otherwise indicated.
3 This press release includes information about our revenues measured on a constant currency basis, which is a non-IFRS financial measure. See the non-IFRS financial measures section starting on page 7 of this press release for a definition of such non-IFRS financial measure.

•ZEGNA One Brand and ZEGNA X Launch

◦The transition to the ZEGNA One Brand, officially launched in July 2022, continues to prove successful, with increased demand for the brand’s iconic products and a solid rebound in the formalwear business. This is driving a healthy uplift in the productivity of our ZEGNA stores which is a key strategic priority for the brand.

◦After the early March announcement, on April 17, 2023, ZEGNA unveiled its new ZEGNA X digital ecosystem and technology at an event held in Milan in partnership with Microsoft. ZEGNA X includes a set of tools, including a customization tool and our proprietary clienteling app, providing a powerful outreach tool to intercept demand and capitalize on the increasing popularity of ZEGNA collections and iconic products. Revenues generated through outreach represent over 45% of the revenues generated by ZEGNA boutiques’ year to date in 2023.

◦In addition, ZEGNA launched a number of collaborations and campaigns which support the amplification of the ZEGNA brand message. These include, among others, the partnership announced in January with the Canadian technical trail-running shoe company Norda Run, a fall collection presented in February in partnership with Los Angeles-based The Elder Statesman, and the ongoing collaboration with Real Madrid for their travel wear.

•Thom Browne Returns to New York Fashion Week; TIME 100 influential people

◦On February 14, 2023, Thom Browne returned to New York Fashion Week to present its Autumn/Winter 2023 runway collection. The collection received very positive media coverage and reviews across traditional and social media channels, as well as from VIPs and celebrities, reinforcing the cultural relevance of the Thom Browne brand on the global fashion scene and beyond, while also supporting brand awareness.

◦On April 13, 2023, Mr. Thom Browne was named in the TIME 100 Most Influential People of 2023 in recognition of his contributions and innovative take on fashion and design in menswear and womenswear.

•Group: warrants redemption

◦On January 26, 2023, the Company announced the redemption of all the warrants to purchase ordinary shares of the Company that remained outstanding at 5:00 p.m. New York City time on February 27, 2023. This led to an increase in the number of outstanding shares which amounted to 248,563,813 as of March 28, 2023.

Revenues for the Three Months Ended March 31, 2023

For the three months ended March 31, 2023, Zegna Group generated revenues of €428.3 million, an increase of 13.4% year-over-year and an increase of 13.1% at constant currency. This growth in revenues comes despite the negative impact from Tom Ford Products of 5.6% year-over-year, primarily on the Wholesale channel, North America and Europe. Excluding the impact from Tom Ford Products, revenues were up 19.1% year-over-year (18.9% at constant currency).

Revenues by Segment
Zegna Segment: For the first quarter 2023, revenues for the Zegna segment amounted to €319.3 million, growing by 12.6% year-over-year and 11.9% at constant currency. Excluding the impact from Tom Ford Products, revenues were up 20.2% year-over-year and up 19.7% at constant currency. This growth was driven by ZEGNA DTC performance and solid Textiles revenue growth.

Thom Browne Segment: Revenues for Thom Browne were €113.3 million, up 15.4% year-over-year (and +16.1% at constant currency), with the brand continuing to grow across all channels. Womenswear and children’s products saw strong revenue growth, outpacing growth for men’s products during the quarter.

Revenues by Product Line

Zegna Branded Products: Revenues for Zegna branded products were €271.9 million, up 21.4% year-over-year. This growth was driven by a healthy double-digit growth pace recorded by footwear, luxury leisurewear, and by our Made to Measure products.

Thom Browne: Revenues for Thom Browne were €112.6 million, up 14.9% year-over-year, with the brand continuing to grow across all channels. Womenswear and children’s products saw strong revenue growth, outpacing growth for men’s products during the quarter.

Textile: Textile revenues were €33.8 million, up 11.8% year-over-year, reflecting broad-based strength across the Group’s luxury textile platform.

Third-Party Brands: Third-Party Brands were negatively affected by the expiration of the Tom Ford International distribution licensing agreement with the Fall/Winter 2022 season deliveries last year, resulting in revenues of €8.9 million in the first quarter of 2023, a 63.5% year-over-year decrease. Excluding the impact from Tom Ford Products, the product line saw revenues grow in excess of 60%.

Revenues by Channel

The Group enjoyed particularly strong DTC revenues, which increased 24.9% year-over-year for both ZEGNA and Thom Browne during the first quarter of 2023. DTC accounted for 64% of Group revenues in the first quarter of 2023, compared with 58% in the same period of last year, consistent with the Group’s increasing strategic shift towards retail.

DTC revenues for ZEGNA were €229.6 million, up 24.8% year-over-year, with solid double-digit growth across all regions. Boutique productivity, which is a strategic area of focus for the brand, was up by a very healthy double-digit year-over-year, driven by higher average price per unit, increased traffic, as well as rightsizing of the brand’s stores.

DTC revenues for Thom Browne were €42.8 million, up 25.4% year-over-year, thanks to sound comparable store growth, and the addition of net 11 stores worldwide compared to the first quarter of last year, reaching a total of 62 stores as of March 31, 2023. Japan and the EMEA region performed particularly well during the quarter as well as the Greater China Region.

Wholesale revenues were €154.7 million, down 2.4% year-over-year due to the impact from Tom Ford Products on the Third-Party Brands and Textiles wholesale operations. Wholesale revenues for Zegna branded products were up 5.5% year-over-year, while Thom Browne wholesale revenues were up 9.3% year-over-year.

Third-Party Brands and Textiles wholesale revenues were down 21.8% year-over-year. However, excluding the impact from Tom Ford Products, revenues grew by mid-teens year-over-year at constant currency.

Revenues by Geography

The Group’s revenues continued to grow across all key geographies in the first quarter of 2023 despite the impacts from Tom Ford Products as mentioned above.

Revenues from the Greater China Region were €164.5 million, up a strong 15.9% year-over-year, and 17.2% year-over-year at constant currency, benefitting from the normalization of operations following COVID-19-related closures. This led to revenues from the APAC region totaling €205.3 million, up 17.4% year-over-year, with Japan up 31.9% year-over-year and 38.8% at constant currency.

Revenues from the EMEA region were €150.1 million, up 11.6% year-over-year. Excluding the impact from Tom Ford Products, revenues in the EMEA region were up high-teens compared to the same period of last year. The Middle East and Africa especially outperformed thanks to strong retail trends in the United Arab Emirates.

Revenues from North America were €65.6 million, up 6.2% year-over-year. Revenues from the United States in particular were affected by Tom Ford Products but still grew 1.9% year-over-year, driven by DTC outperformance for both ZEGNA and Thom Browne. Excluding the impact from Tom Ford Products, revenues from North America were up mid-teens, and revenues from the United States showed low double-digit growth, both at constant currency.

Dividend and AGM

On April 6, 2023 the Company announced that subject to the finalization and adoption of the annual statutory accounts of the Company, provided that the distribution is permitted under Dutch law, and also subject to the approval of the proposed distribution by Zegna’s 2023 annual general meeting (currently expected to be held on June 27, 2023), it intends to make a dividend distribution to the holders of Ordinary Shares of €0.10 per share, corresponding to a total dividend distribution to shareholders of approximately €25 million.

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Next Scheduled Announcement

The next scheduled announcement will be on July 27, 2023 in connection with the release of the Group’s 1H 2023 unaudited revenues. To receive email alerts of the timing of future financial news releases, as well as future announcements, please register at https://ir.zegnagroup.com.
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About Ermenegildo Zegna Group
Founded in 1910 in Trivero, Italy, the Ermenegildo Zegna Group (NYSE: ZGN) is a leading global luxury group. The Group owns the world-renowned brands ZEGNA and Thom Browne. The Group also manufactures and distributes the highest quality fabrics and textiles through its Luxury Textile Laboratory Platform. At the Group’s core is a uniquely vertically integrated supply chain that brings together the best of Italian fine craftsmanship. Responsibility towards people, community and the natural world has been at the heart of the Ermenegildo Zegna Group’s belief since its founding by the Zegna family over 100 years ago. Ensuring the highest quality of products without compromising the quality of life for future generations is a commitment carried from the Group’s home in Italy to its operations around the world. Today the Group operates in approximately 80 countries around the world through 500 ZEGNA and Thom Browne stores, of which 304 are directly operated by the Group as of March 31, 2023 (242 ZEGNA stores and 62 Thom Browne stores). At the end of 2022, Ermenegildo Zegna Group had more than 6,000 employees and revenues of approximately €1.5 billion.
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Contacts

Investor Relations/Group Communications/Media
Francesca Di Pasquantonio
francesca.dipasquantonio@zegna.com
+39 335 5837669

Clementina Tito
clementina.tito@zegna.com

Media
Brunswick Group Brendan Riley / Daria Danelli / Marie Jensen
briley@brunswickgroup.com / ddanelli@brunswickgroup.com / mjensen@brunswickgroup.com
+1 (917) 755-1454 / +39 348 635 1149 / +33 (0) 6 49 09 39 54

Community
Marco Rubino
+39 335 6509552
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Forward Looking Statements
This communication contains forward-looking statements that are based on beliefs and assumptions and on information currently available to the Company. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. Any statements that refer to expectations, projections or other characterizations of future events or circumstances, including strategies or plans, are also forward-looking statements. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although the Company believes that it has a reasonable basis for each forward-looking statement contained in this communication, the Company cautions you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. In addition, risks and uncertainties are described in the Company’s filings with the SEC. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Most of these factors are outside the Company’s control and are difficult to predict. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by the Company and its directors, officers or employees or any other person that the Company will achieve its objectives and plans in any specified time frame, or at all. The forward-looking statements in this communication represent the views of Zegna as of the date of this communication. Subsequent events and developments may cause that view to change. However, while Zegna may elect to update these forward-looking statements at some point in the future, the Company disclaims any obligation to update or revise publicly forward-looking statements. You should, therefore, not rely on these forward-looking statements as representing the views of the Company as of any date subsequent to the date of this communication.
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Unaudited Revenues for the Three Months Ended March 31, 2023

Group Revenues by Segment (Unaudited)

	For the three months ended March 31,		Increase/(Decrease)
(€ thousands, except percentages)	2023	2022	2023 vs 2022	%	% at constant currency
	Unaudited	Unaudited
Zegna Segment	319,324	283,523	35,801	12.6%	11.9%
of which Tom Ford Products	4,972	22,007	(17,035)	(77.4%)	(78.4%)
Thom Browne Segment	113,251	98,128	15,123	15.4%	16.1%
Eliminations	(4,263)	(4,072)	(191)	4.7%	n.m.
Total revenues	428,312	377,579	50,733	13.4%	13.1%

Group Revenues by Sales Channel (Unaudited)

	For the three months ended March 31,		Increase/(Decrease)
(€ thousands, except percentages)	2023	2022	2023 vs 2022	%	% at constant currency
	Unaudited	Unaudited
Direct to Consumer (DTC) - Zegna branded products	229,596	183,909	45,687	24.8%	24.6%
Direct to Consumer (DTC) - Thom Browne branded products	42,849	34,181	8,668	25.4%	27.8%
Total Direct to Customer (DTC)	272,445	218,090	54,355	24.9%	25.1%
Wholesale Zegna branded products	42,293	40,070	2,223	5.5%	3.7%
Wholesale Thom Browne branded products	69,703	63,756	5,947	9.3%	9.2%
Wholesale Third Party Brands and Textile	42,728	54,646	(11,918)	(21.8%)	(22.9%)
of which Tom Ford Products	4,972	22,007	(17,035)	(77.4%)	(78.4%)
Total Wholesale	154,724	158,472	(3,748)	(2.4%)	(3.3%)
Other	1,143	1,017	126	12.4%	10.6%
Total revenues	428,312	377,579	50,733	13.4%	13.1%
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Zegna branded products include apparel, bags, shoes and small and large leather goods, as well as licensed goods and royalties.

Group Revenues by Geographical Area (Unaudited)

	For the three months ended March 31,		Increase/(Decrease)
(€ thousands, except percentages)	2023	2022	2023 vs 2022	%	% at constant currency
	Unaudited	Unaudited
EMEA (1)	150,108	134,456	15,652	11.6%	11.6%
of which Italy	74,434	64,091	10,343	16.1%	15.9%
of which UK	10,381	10,970	(589)	(5.4%)	(3.4%)
of which MEA (2)	21,787	15,037	6,750	44.9%	43.2%
North America (3)	65,634	61,803	3,831	6.2%	1.8%
of which United States	58,035	56,933	1,102	1.9%	(2.4%)
Latin America (4)	6,773	5,665	1,108	19.6%	8.1%
APAC (5)	205,253	174,816	30,437	17.4%	18.9%
of which Greater China Region	164,526	141,980	22,546	15.9%	17.2%
of which Japan	18,655	14,139	4,516	31.9%	38.8%
Other (6)	544	839	(295)	(35.2%)	(35.5%)
Total revenues	428,312	377,579	50,733	13.4%	13.1%
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(1)EMEA includes Europe, the Middle East and Africa.
(2)MEA includes the Middle East, Africa and Turkey.
(3)North America includes the United States of America and Canada. Revenues from Tom Ford Products in North America amounted to €2,511 thousand and €9,718 thousand for the three months ended March 31, 2023 and 2022, respectively, of which the United States amounted to €2,397 thousand and €8,809 thousand for the three months ended March 31, 2023 and 2022, respectively.
(4)Latin America includes Mexico, Brazil and other Central and South American countries.
(5)APAC includes the Greater China Region, Japan, South Korea, Thailand, Malaysia, Vietnam, Indonesia, Philippines, Australia, New Zealand, India and other Southeast Asian countries.
(6)Other revenues mainly include royalties.

Group Revenues by Product Line (Unaudited)

	For the three months ended March 31,		Increase/(Decrease)
(€ thousands, except percentages)	2023	2022	2023 vs 2022	%	% at constant currency
	Unaudited	Unaudited
Zegna branded products	271,889	223,979	47,910	21.4%	20.8%
Thom Browne	112,552	97,937	14,615	14.9%	15.6%
Textile	33,818	30,244	3,574	11.8%	11.5%
Third Party Brands	8,910	24,402	(15,492)	(63.5%)	(64.6%)
of which Tom Ford Products	4,972	22,007	(17,035)	(77.4%)	(78.4%)
Other	1,143	1,017	126	12.4%	10.6%
Total revenues	428,312	377,579	50,733	13.4%	13.1%
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Zegna branded products include apparel, bags, shoes and small and large leather goods, as well as licensed goods and royalties.
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Monobrand(1) Store Network at March 31, 2023

	At March 31,			At December 31,			At March 31,
	2023			2022			2022
# Stores	Zegna	Thom Browne	Group	Zegna	Thom Browne	Group	Zegna	Thom Browne	Group
EMEA (2)	67	10	77	65	10	75	69	9	78
Americas (3)	54	7	61	53	7	60	50	5	55
APAC	121	45	166	121	46	167	125	37	162
Total Direct to Customer (DTC)	242	62	304	239	63	302	244	51	295
EMEA (2)	58	6	64	57	6	63	88	5	93
Americas (3)	62	3	65	64	4	68	73	3	76
APAC	35	32	67	35	32	67	32	30	62
Total Wholesale	155	41	196	156	42	198	193	38	231
Total	397	103	500	395	105	500	437	89	526
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(1)Monobrand store count includes our DOSs (which are divided into boutiques and outlets) and our Wholesale monobrand stores (including also monobrand franchisees).
(2)Does not include any stores in Russia at March 31, 2023 or at December 31, 2022 (14 Wholesale stores in EMEA at March 31, 2022). Although some stores may still be operating at March 31, 2023, they have not been supplied by Zegna since February 2022 and have therefore been excluded from Zegna's store count.
(3)Americas include North America and Latin America.

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Non-IFRS Financial Measures

Zegna’s management monitors and evaluates operating and financial performance using several non-IFRS financial measures including revenues on a constant currency basis. Zegna’s management believes that these non-IFRS financial measures provide useful and relevant information regarding Zegna’s financial performance and financial condition, and improve the ability of management and investors to assess and compare the financial performance and financial position of Zegna with those of other companies. They also provide comparable measures that facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other strategic and operational decisions. While similar measures are widely used in the industry in which Zegna operates, the financial measures that Zegna uses may not be comparable to other similarly named measures used by other companies nor are they intended to be substitutes for measures of financial performance or financial position as prepared in accordance with IFRS.

Constant Currency Information

In addition to presenting our revenues on a current currency basis, we also present certain revenue information on a constant currency basis, which excludes the effects of foreign currency translation from our subsidiaries with functional currencies different from the Euro. We use revenues on a constant currency basis to analyze how our underlying revenues have changed between periods independent of the effects of foreign currency translation.

We calculate constant currency revenues by applying the current period average foreign currency exchange rates to translate prior period revenues of foreign subsidiaries expressed in local functional currencies different than the Euro.

Revenues on a constant currency basis are not a substitute for revenues on a current currency basis or any GAAP-related measures, however we believe that revenues excluding the impact of foreign currency translation provide additional useful information to management and to investors in analyzing and evaluating our revenues and operating performance.